
03051796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-01-02 (MM/DD/YY) AND ENDING 6-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-W Brokerage Group, Inc

OFFICIAL USE ONLY
22691
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly (City) New Jersey (State) 08010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen 212/709-8250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


AUG 0 5 2003
181
WASH, D.C.
SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

67 Wall Street, New York NY 10005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

E. I, Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUANN [illegible]
Notary Public of New Jersey
My Commission Expires Feb. [illegible]

Signature

7-23-03

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). and retained earnings
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
G-W Brokerage Group, Inc.
215 Warren Street
Beverly, NJ 08010

In planning and performing my audit of the financial statements of G-W Brokerage Group, Inc. (the Company), for the year ended June 30, 2003, I considered its internal control, including its anti-money laundrying measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
July 31, 2003

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
G-W Brokerage Group, Inc.

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. at June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
July 31, 2003

G-W Brokerage Group, Inc

Statement of Financial Condition

June 30, 2003

Assets	
Cash	$ 14,976
Commissions receivable	6,373
Related party receivables	2,571
Current assets	23,920
Total assets	23,920
Liabilities and stockholders' equity	
Commissions payable	373
Management fees payable	6,001
Accrued state and local taxes	565
Current and long term liabilities	6,939
Common stock,stated value $1-1,000 shares authorized, 300 shares issued and outstanding	300
Additional paid-in capital	10,950
Retained earnings	5,731
Total stockholders' equity	16,981
Total liabilities & stockholders's equity	$ 23,920

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc

Statement of Operations and Retained Earnings

For the Year Ended June 30, 2003

Revenues		
Commission income	$	74,994
Interest income		163
Total Revenues		75,157
Expenses		
Commission expense		46,050
Management fees		28,944
		74,994
Income before provision for Corporate income taxes		163
Provision for corporate income taxes		(565)
Net Loss		(402)
Retained earnings - July 1, 2002		6,133
Retained earnings - June 30, 2003	$	5,731

The accompanying notes are an integral part of these fiancial statements.

G-W Brokerage Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2003

Cash flows from operating activities:		
Net loss		$ (402)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	$ (2,586)	
Related party receivables	49	
Increase (decrease) in operating liabilities:		
Commissions payable	(2,782)	
Management fees payable	5,368	
Accrued state and local taxes	$ 516	565
Net cash provided by operating activities		163
Cash and equivalents, beginning of year		14,813
Cash and equivalents, end of year		14,976
Supplemental disclosure:		
Interest paid		-
Income taxes paid		$ 249

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

Notes to Financial Statements

For the Year Ended June 30, 2003

1. Significant Accounting Policies

G-W Brokerage, Inc.(the Company) was incorporated in the State of New Jersey in May, 1988. The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Company not to hold or take physical possession of any securities of their customers.

The Company prepares its financial statements on the accrual basis of accounting and records commissions receivable and payable on a trade date basis. Variable annuities and limited partnerships are recorded when the commissions are received.

Commissions receivable are written off as bad debt when management believes them to be uncollectable. All commissions receivable are believed to be collectable.

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise.

Concentration of credit risk consists principally of commissions receivable. At June 30, 2003, and June 30, 2003, 100% of the commissions receivable was due from one company.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 1,000 shares of no par voting common stock. The Company has issued, and are outstanding 300 shares of common stock. The stock has a stated value of $1. There was no change in common stock or additional paid in capital for the year ended June 30, 2003.

3. Related Party Transactions

The Company is solely owned by its parent company, G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the Parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to, office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions received, but the management fee is not to exceed $250,000. For the year ended June 30, 2003, G-W Financial had earned $28,944 in management fees from G-W Brokerage.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net captal, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company was in compliance with these regulations.

5. Income Taxes

The Company has a New Jersey Corporate Business Tax liability of $565 and no U.S. Corporate Income Tax Liability. There is no deferred tax liability arising from its operations.

6. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At June 30, 2003, the Company was in compliance with this program.

G-W Brokerage Group, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

as of June 30, 2003

Schedule 1

Total Shareholders' Equity	$ 16,981
Less: Haircut	(280)
	16,701
Less: Unallowable Assets	(2,571)
Net Capital	14,130
Minimum Net Capital required	(5,000)
Excess net capital	$ 9,130
Aggregate indebtedness	$ 6,002
Net Capital	$ 14,488
Ratio AI to NC	.41 to 1

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on G-W Brokerage's FOCUS report - Part IIA as of June 30, 2003.